Exhibit (a)(5)(w)

For Immediate Release	CONTACT:
Blaine Davis
(610) 459-7158

FDA Accepts Complete Response Submission to New Drug Application for NEBIDO®

Chadds Ford, PA – March 12, 2009 – Endo Pharmaceuticals (Nasdaq: ENDP) and its majority-owned subsidiary Indevus Pharmaceuticals, Inc. (Nasdaq: IDEV) announced today that the U.S. Food and Drug Administration (FDA) has accepted for review the Complete Response Submission to the new drug application for NEBIDO® (testosterone undecanoate) intramuscular injection, an investigational testosterone preparation for the treatment of male hypogonadism. FDA is targeting September 2, 2009 as the action date for a decision on this application.

Endo’s president and CEO, David Holveck, stated: “We are pleased with the FDA’s action and congratulate the NEBIDO development team on reaching this milestone. We look forward to receiving the FDA’s decision on the NEBIDO marketing application in September.”

About NEBIDO

NEBIDO is a novel, long-acting injectable testosterone preparation for the treatment of male hypogonadism. NEBIDO was licensed by BayerSchering Pharma AG to Indevus Pharmaceuticals, a majority interest in which Endo acquired earlier this year. If approved, NEBIDO is expected to be the first long-acting testosterone preparation available in the U.S. in the growing market for testosterone replacement therapies. NEBIDO is currently marketed by BayerSchering and its partners in Europe and other territories.

About Hypogonadism

Male hypogonadism is an increasingly recognized medical condition characterized by a reduced or absent secretion of testosterone from the testes. Reduced testosterone levels can lead to health problems and significantly impair quality of life. Common effects of hypogonadism include decreased sexual desire, erectile dysfunction, muscle loss and weakness, depression, as well as an increased risk of osteoporosis. Today, there are an estimated four to five million men in the U.S. suffering from hypogonadism, of whom fewer than ten percent are receiving treatment with testosterone replacement therapy. The market is highly under-treated and is expected to grow by more than 10% annually. The U.S. market has experienced rapid growth to approximately $675 million in 2007.

About Endo

Endo Pharmaceuticals is a specialty pharmaceutical company engaged in the research, development, sale and marketing of branded and generic prescription pharmaceuticals used primarily to treat and manage pain. Its products include LIDODERM(R), a topical patch to relieve the pain of postherpetic neuralgia; PERCOCET(R) and PERCODAN(R) tablets for the relief of moderate-to-moderately severe pain; FROVA(R) tablets for the acute treatment of migraine attacks with or without aura in adults; OPANA(R) tablets for the relief of moderate-to-severe acute pain where the use of an opioid is appropriate; OPANA(R) ER tablets for the relief of moderate-to-severe pain in patients requiring continuous, around-the-clock opioid treatment for an extended period of time; and VOLTAREN(R) gel, a nonsteroidal anti-inflammatory drug indicated for the relief of the pain of osteoarthritis of joints amenable to topical treatment. The company markets its branded pharmaceutical products to physicians in pain management, neurology, surgery, oncology, and primary care. More information, including this and past press releases of Endo Pharmaceuticals, is available at www.endo.com.

About Indevus

Indevus Pharmaceuticals, Inc. is a specialty pharmaceutical company engaged in the acquisition, development, and commercialization of products to treat conditions in urology and endocrinology. The Company’s approved products include SANCTURA(R) and SANCTURA XR(TM) for overactive bladder, VANTAS(R) for advanced prostate cancer, SUPPRELIN(R) LA for central precocious puberty, and DELATESTRYL(R) to treat male hypogonadism. The Indevus development pipeline contains multiple compounds within the Company’s core therapeutic areas in addition to several partnered or partnerable programs. The most advanced compounds in development include, VALSTAR(TM) for bladder cancer, NEBIDO(R) for hypogonadism, PRO 2000 for the prevention of infection by HIV and other sexually-transmitted pathogens, the octreotide implant for acromegaly and carcinoid syndrome, and pagoclone for stuttering.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may,” “intend,” “guidance” or similar expressions are forward-looking statements. Because these statements reflect our current views, expectations and beliefs concerning future events, these forward-looking statements involve risks and uncertainties. Investors should note that many factors could affect our future financial results and could cause our actual results to differ materially from those expressed in forward-looking statements contained in this press release. Risks and uncertainties include the satisfaction of closing conditions for the acquisition, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act; the tender of a majority of the outstanding shares of common stock of Indevus; the possibility that the transaction will not be completed, or if completed, not completed on a timely basis; the possibility that the acquisition of Indevus is not complementary to Endo; the potential that market segment growth will not follow historical patterns; general industry conditions and competition; business and economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment; and other risks and uncertainties, including those detailed from time to time in our periodic reports filed with the Securities and Exchange Commission, including our current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, particularly the discussion under the caption “Item 1A, RISK FACTORS” in our annual report on Form 10-K/A for the year ended December 31, 2007, which was filed with the Securities and Exchange Commission on April 29, 2008. The forward-looking statements in this press release and on the related conference call are qualified by these risk factors. These are factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results. We assume no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Important Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. Endo Pharmaceuticals Holdings Inc. (“Endo”) has filed a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Indevus Pharmaceuticals, Inc. (“Indevus”) has filed a solicitation/recommendation statement with respect to the tender offer. Investors and Indevus shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they contain important information. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, are available at no charge on the Securities and Exchange Commission’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about Indevus and the transaction can be obtained by all Indevus stockholders, without charge, by directing a request to Indevus Pharmaceuticals, Inc., Attention: General Counsel, 33 Hayden Avenue, Lexington, Massachusetts 02421-7966, by telephone at (781) 861-8444 or on Indevus’ website, www.indevus.com.